UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E., 8/1/02

For the Month of August 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony

Harmony Gold Mining Company Limited
Press release

HARMONY DECLARES TOTAL DIVIDEND OF 500 CENTS (UP 317% YEAR ON YEAR) ON THE BACK OF EXCELLENT QUARTERLY PERFORMANCE

Johannesburg, 5 August 2002 – Harmony Gold Mining Company Limited today reported improved record operational profits for the fifth quarter in a row. Earnings per share increased by 4% to 402 cents. Earnings after write-downs for the past financial year totals 1 094 cents, an increase of 882% from the 111,5 cents reported for the previous financial year.

A dividend of 425 cents per ordinary share, being the final dividend, was declared. This dividend together with the 75 cents interim dividend announced in December 2001, totals 500 cents for the financial year.

Harmony increased production to 2,7 million ounces, an increase of 25% year on year. For the new financial year, the company expects to produce some 3,1 million ounces, a further increase of 16%.

Quarter on quarter, the company's cash operating profit increased by 25% from R850.9 million to R1 067,7 million. Kilograms recovered was 17% higher at 24 390 kg compared to the 20 936 kg for the previous quarter. This was mainly due to improved operational performance by the Free State, Elandskraal and Free Gold operations and the inclusion of Hill 50 in Australia.

...2/

For release at 12:00 Monday 5 August 2002

For further details contact:

Bernard Swanepoel on +27(0)83 303 9922
or
Ferdi Dippenaar on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

Measured in R/kg terms, working cost decreased by 9% from R65 392/kg to R59 574/kg, whilst in R/tonne terms, working costs decreased from R228/tonne to R210/tonne.

The company achieved a US$130 or 42% profit margin with cash costs of US$178/oz. When measured in US$ terms, working costs increased by 1% from US$176/oz to US$178/oz. This can mainly be attributed to the 10% improvement in the exchange rate which strengthened from R11,53 / US$ to R10,43 / US$ in the past quarter.

The company used the past three months to integrate the acquisitions of 50% of Free Gold in South Africa and Hill 50 in Australia. The current gold price environment has resulted in Harmony re-assessing the growth opportunities available in other mining areas throughout the world, as well as the various prospective organic growth opportunities at its current operations.

The Free State operations reported a 47% increase in cash operating profits from R145,4 million to R213,7 million. Working costs remained under control with expenditure of R318,4 million compared to R319,8 million for the March 2002 quarter.

Evander reported a satisfactory performance with cash operating profit decreasing by 17% from R169,3 million to R140,9 million. This reduction can be attributed to higher working costs in both R/kg and R/tonne terms, due to lower tonnage and recovery grade.

Gold produced at the Free Gold Joint Venture operations increased by 19%, from 7 942 to 9 419 kg. Cash operating cost decreased by 23%, from R56 914/kg to R43 662/kg or US$130/oz. The 50% profit after tax due to Harmony amounts to R251,8 million, compared to R170.3 million for the March 2002. Free Gold now operates at a profit margin of US$181/oz or 58% at a gold price of US$311/oz.

The Randfontein operations reported cash operating profits of R172,5 million, a 13% decrease compared to the R198,0 million reported previously. Working costs decreased by 10% from R252,4 million to R227,8 million. These operations' results were affected by a strike which lasted 11 days. The dispute on living-out allowances was eventually settled with both the company and the unions satisfied with progress made.

Elandskraal reported a R173,6 million cash operating profit, up 51% from the March 2002. The benefits of the development programme that is underway at the Elandskraal operations were evident with an increase in recovery grades of 6,44 g/t compared with 5,74 g/t of March 2002. Whilst the grades have improved by 12%, it is anticipated that some volatility will be experienced until the development programme has been completed. Underground working costs/kg showed the most improvement, decreasing by 12% from R71 398/kg to R62 550/kg.

Measured in cost/tonne, the operations reported costs of R403/tonne compared to R410/tonne for the previous quarter.

The Kalgold operations experienced a 40% increase in cash operating profits, up from R8,3 million to R11,7 million for the June 2002 quarter, despite employees associated with the NUM embarking on a wage related strike for 21 days.

Cash operating profits for the Australian operations increased from R13,3 million to R70,4 million and is mainly due to the inclusion of the Hill 50 assets. The company's Australian operations now consist of assets with more reserves of a higher quality. The quarter includes the cleaning up of the Harmony's Australian balance sheet by taking an impairment of ± A$90m on the New Hampton investment and Harmony's sale of its stake in AurionGold to Placer Dome. The April capital raising significantly strengthened our Australian balance sheet. The consolidated Harmony Australia is now debt-free, has ±A$17m in cash for its capex projects and has the opportunity to pursue further growth opportunities in that region. The company's budget plans exhibit a production profile of in excess of 550 000 ounces for the 2002/3 financial year.

R3,6 million was spent on the Kalplats project during the quarter. Pre-feasibility studies included the updating of orebody models, pit optimizations and plant designs. Metallurgical extraction is estimated at about 75% for ore with grades above 2,0 g/t TPM. The company will proceed with expenditure totalling R25,0 million on mainly a 500 ton bulk sampling pit and additional drilling activities in prospective areas.

"We have grown this company significantly over the past six years, applying our value creation model to mature turnaround assets. Today we have operations in various phases of growth, i.e. the Free State being mature, but delivering significant amounts of cash and Elandsrand on the other end which is a new quality long life mining operation in the making. We will continue to deliver value to our shareholders through smart acquisitions and further developing the numerous organic growth projects in our portfolio," concluded Bernard.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary